WEI CHENGHUI
China Stationery and Office Supply, Inc.
c/o Ningbo Binbin Stationery
Qiaotouhu Industrial Park
Ninghai, Zhejiang Province, 315611 P.R. China

                                                                                                     February 4, 2009

VIA EDGAR
Tia Jenkins
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: China Stationery and Office Supply, Inc.
       Form 10-KSB for Fiscal Year Ended December 31, 2007
       Filed April 15, 2008
       Form 10-Q for Fiscal Quarter ended March 31, 2008
       Filed May 20, 2008
       File No. 000-49819

Dear Ms. Jenkins:

I am writing in response to your letter to me dated December 18, 2008.  The Staff’s comments are set forth below, each followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.
We note you intend to amend certain periodic reports in response to our prior comments once all comments have been cleared. Please provide us with disclosure type format of your intended revisions to these reports as they relate to our prior comments one through five and seven.

Response to Comment 1

We intend to amend our periodic reports in response to the Staff’s comments one through five and seven as follows:

Per Prior Comment 1 and Response

We expect that Patrizio and Zhao will reissue their audit report on our 2006 financial statements amended to (a) replace the reference to “auditing standards” in the second paragraph with the word “standards” and (b) be dated March 23, 2007. We also expect that P.C. Liu to reissue their audit report on our 2007 financial statements, amended to reflect in the first paragraph the appropriate date of Patrizio and Zhao’s report.

Per Prior Comment 2 and Response

We will amend “Note 1 – Organization and Description of Business” in our Annual Report on Form 10-K for the year ended December 31, 2007 to include the following text:

China Stationery and Office Supply, Inc. (the “Company”) was incorporated in the state of Delaware in February 2002.  The Company’s primary business, through its operating subsidiaries based in China, is to develop, manufacture and market office supplies including stationery, hole punchers, staplers, pens and pencils, rubber stamps, felt markers and numerous other items, which are sold through a worldwide network of distributors in China.

The Company’s business operations are carried on by its subsidiary, Ningbo Binbin Stationery Co., Ltd. (“Binbin”). Binbin was organized on January 29, 1998 under the laws of the People’s Republic of China. (“PRC”). On July 27, 2001, Binbin and its majority shareholder formed Ningbo Binbin Style Commodity Co., Ltd (“NBSC”) under the laws of the PRC. The primary business of NBSC is to manufacture and sell special office supplies and promotion products in the PRC. NBSC is 90% owned by Binbin.

On January 8, 2006, a Delaware corporation named “China Stationery and Office Supply, Inc. (the “Intermediate Subsidiary”) acquired 90% of the registered capital of Binbin. At the date of the acquisition of Binbin, by the Intermediate Subsidiary, both Binbin and the Intermediate Subsidiary were under control.  For that reason the transfer of 90% of the stock of Binbin to the Intermediate Subsidiary did not meet the definition of a business combination defined by SFAS 141, “Business Combinations, as amended”. For transfers of assets under common control, the Company follows the provisions of Appendix D of SFAS No. 141.  In accordance with Appendix D of SFAS 141, the receiving entity for transfers of net assets and exchanges of shares between entities under common control should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interest has occurred at the beginning of the period.

On May 26, 2006, the Company completed a share exchange in which it acquired 100% of the outstanding common stock of the Intermediate Subsidary. The transaction was treated as a reverse merger. Accordingly, Intermediate Subsidary is treated as the continuing entity for accounting purposes and the historical financial information prior to the merger is that of the Intermediate Subsidiaries.

Per Prior Comment 3 and Response

We will amend the Notes to Financial Statements in our annual Report on Form 10-KSB for the year ended December 31, 2007 and our Quarterly Report on Form 10Q for the quarter ended March 31, 2008 to include the following revisions to Note 3 – Accounts Receivable, Note 2 – Summary of Significant Accounting Policies (Bad debt reserves) and Note 16 - Vulnerability due to Certain Concentrations:

Note 3 – Accounts Receivable

Accounts receivable are uncollateralized, non-interest bearing customer obligations typically due under terms requiring payment within 90-120 days from the invoice date.  However, the Company does extend certain customers credit terms up to 12 months.  Accounts receivable are stated at the amount billed to the customer.  Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the oldest unpaid invoices.

Note 2 – Summary of Significant Accounting Policies (Bad debt reserves)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects the Company's best estimate of the amounts that may not be collected. This estimate is based on reviews of all balances in excess payment terms, typically 90-120 days; however, the Company extends credit terms up to 12 month for certain customers.  Based on this review which includes customer credit worthiness and history, general economic conditions and changes in customer payment patterns, the Company estimates the portion, if any, of the balance that will not be collected. Management reviews its valuation allowance on a monthly basis.

NOTE-16 CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company's operations are carried out in China. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the People Republic of China (PRC), and by the general state of the PRC economy.

The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents. As of December 31, 2007, substantially all of the Company’s cash and cash equivalents were held by major banks located in the PRC of which the Company’s management believes are of high credit quality. With respect to accounts receivable, the Company extends credit based on an evaluation of the customer’s financial condition and customer payment practices to minimize collection risk on account receivable.

There was no single vendor who accounted for more than 5% of the Company’s total raw material purchases during the year ended December 31, 2007.

The Company had one major customer who accounted for 14% of the total sales for the year ended December 31, 2007.  Accounts receivable from this customer at December 31, 2007 was $98,819.  The Company had one major customer who acconted for 12% of the total sales for the year ended December 31, 2006.   Accounts receivable from this customer at December 31, 2006 was $2,552,784.

The company’s sales are heavily dependent on exports sales to USA and Asia for the year ended December 31, 2007.

Per Prior Comment 4 and Response

Following this letter is the revised Statement of Stockholders’ Equity that we will include in the amendment to our Form 10-KSB for 2007.

Per Prior Comment 5 and Response

Please note that the 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 will be revised.  The revisions will be similar to those noted in the above revisions.

Per Prior Comment 7 and Response

Following this letter is the revised Balance Sheet that we will include in the amendment to our Form 10-Q for the period ended March 31, 2008.

We will amend the Notes to Financial Statements in our Quarterly Report on Form 10Q for the quarter ended March 31, 2008 to include the following revisions to Note 5 – Advances to Suppliers and Note 6  - Property and Equipment:

 “Note 5 – Advances to Suppliers”

As a normal practice of doing business in China, the Company is frequently required to make advance payments to suppliers for raw materials. Such advance payments are interest free.  At March 31, 2008, the balance of advances to suppliers was $5,041,204.

 “Note 6 – Property and Equipment”

A summary of property and equipment at March 31, 2008 is as follows:
Building	$6,203,810
Manufacturing Equipment	3,027,522
Office Furniture and Equipment	586,915
Vehicles	963,092
Construction in Progress	470,651
Subtotal	$11,251,990
Less: Accumulated Depreciation	(2,783,830)
Total Property & Equipment	$8,468,160

2.
We note you plan to amend your Form 10-KSB as a result of our comments above.  Please note SEC Release 33-8876 became effective on February 4, 2008.  We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A.  Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.

Response to Comment 2

As suggested, the revisions to our Annual Report on Form 10-KSB will be filed on Form 10-K/A, and we will comply with the revised financial statement requirements contained in Article 8 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, F-2

3.
We note that your auditors are located in New York.  It appears that all of the assets, liabilities, revenues and expenses of China Stationery & Office Supply, Inc relate to operations located in the Peoples Republic of China.  Please tell us how the audit of the operations in the Peoples Republic of China, including the associated assets and liabilities, was conducted.  Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the Peoples Republic of China operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Peoples Republic of China.

Response to Comment 3

Pearl Liu, the principal of our independent accounting firm, advised us that:

Local Auditor

Beijing Topson CPA Firm, Co., Ltd. was engaged and involved in the audit of the Company’s operations in China.  The Beijing Topson CPA firm has been registered with the PCAOB since 2005.

Pearl Liu travelled to Beijing and with Beijing Topson.  She discussed the independence requirements with the audit partner at Beijing Topson.  Ms Liu inquired regarding the knowledge, skill and abilities of Beijing Topson to perform the engagement.  Ms. Liu concluded that Beijing Topson had developed adequate capabilities and competencies through work experience, job training and professional education.  In addition, Beijing Topson showed Ms. Liu the audit software program they have been using to do the audit for companies similar to China Stationery.  The audit program used by the Chinese auditor was the PPC’s PCAOB audit program, which was widely used and accepted in the United States by most of the PCAOB registered auditors.

Beijing Topson stated that they are familiar with US GAAP.  They have purchased and used hard copies of the US GAAP as reference when they perform audits.  In addition, they have downloaded and printed the PCAOB Standards from the PCAOB’s website for use by their audit personnel.

Location of Audit

The US auditor conducted a portion of the audit within the PRC: inspection of the manufacturing facilities for existence of fixed assets, inquiring of employees to assess the internal controls.

4.
 In correspondence dated October 13, 2008 from your auditor, Pearl Liu of P.C. Liu, CPA, she indicated that she engaged a technical accounting and auditing consultant  (identified as Fred R. Goldstein, CPA) to assist her to help you provide a response to our comment letter dated August 4, 2008.  In correspondence dated October 29, 2008 from your counsel, Robert Brantl, Esq., he indicated that your independent accountant’s undertakings were “more gracious than wise” and that she “had put her independence at risk” and would now only be involved in any changes relating to her audit of your financial statements.  Mr. Brantl further indicated that you had engaged Rosenberg Rich Baker Berman & Co. to assist with your response to our comment letter.  Please advise your auditor, P.C. Liu, to provide us with a detailed discussion of the actions she has taken on your behalf between August 4, 2008, the date of our comment letter, and October 29, 2008, the date of Mr. Brantl’s correspondence.  This discussion should at a minimum clarify (i) the services Ms. Liu has provided to assist you in responding to our comments, including analysis of technical accounting issues, (ii) if P.C. Liu had, in fact, engaged Fred R. Goldstein, CPA as disclosed and (iii) provide an analysis of the impact of all of the described actions on their independence.  Refer to Article 2 of Regulation S-X for guidance.

Response to Comment 4

Pearl Liu has advised us that:

Services in connection with Staff Comments

Ms. Liu introduced the Company to Mr. Fred Goldstein, CPA, with the intention that he would be engaged by the Company to assist the Company in responding to the Staff’s comments.  Because Mr. Goldstein and the Company’s management do not speak a common language, Ms. Liu translated the communications between the Company and Mr. Goldstein.  After communicating with management regarding the engagement, Mr. Goldstein prepared a letter to the SEC requesting an extension of the time to respond to the comments.  The letter was printed on Ms. Liu’s letterhead, and signed by Ms. Liu, since Mr. Goldstein had no formal relationship with the Company.

When the Staff called Ms. Liu to inquire about her involvement in responding to the comments, the plan to engage Mr. Goldstein was terminated.  The Company retained Rosenberg Rich Baker Berman, CPAs to assist it in responding to the comments.  Ms. Liu has had no further involvement in the responses to the comments (other than comments 3 and 4 in this letter), and provided no assistance in the preparation of any of the responses filed by the Company.

Analysis of Independence

Ms. Liu has assessed the impact of her involvement in responding to the Staff’s comments on her independence, in light of the guidance in Article 2 of Regulation S-X. She concluded that the limited involvement described above did not (a) create either a mutual or conflicting interest, (b) place the auditor in a position of auditing its own work, (c) result in the auditor acting as a member of management or an employee of the audit Client, or (d) place the auditor in the position of being the client’s advocate.

Rule 2-01 of Regulation S-X defines nine non-audit services that may not be provided for an audit client. Ms. Liu has not provided any of those nine services to the Company.  The proscribed services include:

1. Bookkeeping or other services related to an audit client’s accounting records or financial statements, including preparing financial statements that are included in SEC filings.
2. Design or implementation of financial information systems.
3. Appraisal or valuation services, fairness opinions, or contribution-in-kind reports.
4. Actuarial services.
5. Outsourced internal audit services.

The other prohibited services include management functions or human resource services (such as executive searches); broker-dealer, investment advisory, or investment banking services; legal services and expert service unrelated to the audit; and any other service that the Commission or PCAOB determines, by regulation, is impermissible.

Since Ms. Liu has provided the Company with none of the proscribed services, nor took action in connection with the responses to the Staff’s comments that compromised her independence, Ms. Liu remains independent with respect to the Company.

Financial Statements

Balance Sheet, F-3

5.
 We read your response to our prior comment two, noting that you accounted for the acquisition of 90% of Binbin as a transaction between entities under common control (i.e. paragraphs D11-D17 of SFAS 141).  Show us where you have recorded the 10% minority interest of Binbin that was not acquired in this transaction.

Response to Comment 5

The minority interest for the years ended December 31, 2007 and 2006 were properly recorded on the statement of income, however, these amounts were incorrectly offset by a reduction (2006)/increase (2007) to retained earnings on the statement of stockholders’ equity.  We will amend the 10-KSB for the year ended December 31, 2007 on a Form 10-K/A to show a liability for the minority interest as of January 1, 2006 in the amount $494,952 (beginning balance) adjusted at December 31, 2006 and December 31, 2007 for the minority’s share of the earnings or loss of the subsidiary.  The December 31, 2006 liability for minority interest will be $513,460.  The December 31, 2007 liability for minority interest will be $451,823.  As the Company has not yet adopted SFAS 160, the liability for minority interest will be presented on the face of the balance sheet in the “mezzanine” section between total liabilities and stockholders’ equity.

Notes to the Financial Statements

Note 3 – Accounts Receivable

6.
 We reviewed your response to our prior comment three.  Your response did not address our comment in its entirety, thus the comment will be partially reissued.  Tell us about the factors you considered that required you to change your policy to reserve against all receivables outstanding for more than one year.

Response to Comment 6

The Company did not change its policy regarding receivables.  As stated above in our intended revision to Note 2 to the December 31, 2007 financial statements, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects the Company's best estimate of the amounts that may not be collected. This estimate is based on reviews of all balances in excess of payment terms, typically 90-120 days; however, the Company extends credit terms up to 12 month for certain customers.  Based on this review which includes customer credit worthiness and history, general economic conditions and changes in customer payment patterns, the Company estimates the portion, if any, of the balance that will not be collected.  This has always been the Company’s policy for determining an allowance for our accounts receivable.  We did not change our policy to reserve against all receivables outstanding for more than one year.  We made a determination, after a review of our accounts receivable using the factors in our policy as noted above, that all of the receivables that were outstanding for more than one year should be reserved against.

7.
We reviewed your response to our prior comment three, noting that (i) you expect to realize your accounts receivable within 90-120 days and (ii) management reviews balances over 120 days to determine reserves for uncollectibility on a specific identification basis.  Tell us how this policy is consistent with your disclosure under your Critical Accounting Policies and Estimates section that you increased your reserve from $10,975 to $1,128,713 based on your decision to reserve against all receivables that were outstanding more than one year and that you disclose herein in that you extend customers credit terms of up to 12 months.  Further, please tell us if you provide a reserve for probable credit losses inherent in the remainder of your receivable portfolio that have been incurred as of the balance sheet date (i.e. general reserve).

Response to Comment 7

We will revise our disclosure under Critical Accounting Policies and Estimates to more clearly state our policy regarding how we determine a valuation allowance for our accounts receivable.  (See Response to Comment 6).

We determine our reserve for accounts receivable based on specific identification after an analysis of the above factors.  We do not use a general reserve.

Form 10-Q for the Quarter Ended March 31, 2008

8.
 Based on your response to our prior comment seven, we note other receivables consists of miscellaneous loans made to approximately 28 companies and organizations “in order to foster good business relationships.”  Please revise to clarify the purpose of these loans, the relationships with these entities, the terms of the loans and the collection history (i.e. are these loans usually collected or written off).  Further, clarify if some of these loans should be classified as long-term assets.

Response to Comment 8

Upon further review of the other receivables of $450,532, the Company determined the following:

a.	$49,910 of the $450,532 were advances to suppliers and have been reclassed on the face of the restated March 31, 2008 balance sheet to be included with Advance to Suppliers.
b.	$49,813of the $450,532 was for expenses that were erroneously capitalized. The restated March 31, 2008 Form 10-Q properly reflects this amount as general and administrative expenses.
c.
$205,986 of the $450,532 represents deposits for equipment ($20,606) and remodeling of the company’s main building ($185,380).  These deposits are reflected in Other Assets on the face of the restated March 31, 2008 balance sheet.

d.
$144,823, which is the remaining balance of the $450,532, represents deposits to governmental agencies.  The largest of these deposits is in the amount of $125,771 and is a deposit to the governmental construction office.  As the company is constructing a new building we were required to pay this deposit.  Upon completion of the construction project the deposit will be refunded to us.  The only way we will not be refunded this deposit is if we violate any governmental regulation during the construction phase of our project.  As we fully intend to be refunded all deposits with one year they are properly classified as other assets included in current assets.

9.
 We reviewed your response to our prior comment seven, noting you plan to restate your quarterly financial statements.  Please ensure your financial statements are revised to clearly indicate that they have been restated and provide us with the disclosures you plan to provide to comply with SFAS 154.

Response to Comment 9

As suggested,  we will identify each page of our restated quarterly financial statements that has been restated with a heading entitled “As Restated”.  Additionally, we will prepare a restatement disclosure in the notes to the financial statements which will clearly identify the effect of the corrections on each financial statement line item, any per share amounts affected for each prior period presented, the cumulative effect of the change on retained earnings.  We will also disclose a brief description of the notes to the financial statements that have been amended.

10.
 In connection with the comment above regarding your planned restatement, we do not see where you filed an Item 4.02 Form 8-K disclosing such restatement.  Please refer to the instructions of Form 8-K and file any required Item 4.02 Form 8-K as soon as possible, or tell us why you believe such filing is not required.

Response to Comment 10

We intend to file an Item 4.02 Form 8-K this week disclosing our plan to file restatements as described in this letter.

Form 10-Q for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 9

11.
We note your disclosure in Management’s Discussion and Analysis that (i) your declining results for the year were attributed to the falling value of the U.S. Dollar and the increase in raw materials, (ii) you do not expect these trends to be reverse in the near future and (iii) your level of gross profit was far less than required to provide for operating expenses.  Considering the foregoing, your cash and cash equivalents balance of approximately $1.3 million and short-term bank loan balance of approximately $16.6 million at September 30, 2008 and your cash used from operations of approximately $5.1 million for the first nine months of 2008, tell us how you plan to fund your operations for the next twelve months.  Disclose known trends or uncertainties that you reasonably expect to have a material impact on liquidity or capital resources.  For example, you state that Chinese banking practices generally fund business clients through short-term debt and your were permitted to increase your debt during the first quarter of 2008 despite your poor results, however, you do not discuss the impact on your liquidity in the event the bank does not permit you to increase your debt or rollover your existing short-term debt.  Indicate your consideration of disclosing the impact of not having these facilities available on your liquidity.

Response to Comment 11

We will amend the 10-Q for the quarter ended September 30, 2008, and insert the following text as the penultimate paragraphs of the “Liquidity and Capital Resources” section.

We expect to fund our operations during the next twelve months from a variety of sources, primarily:

•
Improved Operating Results.  The two primary factors leading to our poor results in recent periods were the falling value of the Dollar versus the Renminbi and the increasing price of commodities that are raw materials for our products.  Recently the Dollar has regained some of its value in Renminbi.  In addition, the global recession has resulted in a marked reduction in the prices of commodities.   These two conditions should provide us with improved margins from our sales.  We cannot know at this time, however, what effect the recession will have on our sales, and whether the improved margins will be sufficient to offset any reduction in sales volume caused by the recession.

•
Collection of Accounts Receivable.  Our accounts receivable increased by $2.2 million in the first nine months of 2008.  We will make a concerted effort to collect our receivables as a source of funds for our operations.

•
Increases in Accounts Payable and Notes Payable.  During the first nine months of 2008 we reduced our accounts payable by $1.4 million and satisfied $3.6 million of notes payable.  These reductions improved our credit with our vendors and private lenders.  As needed, we can draw on that credit to fund operations.

•
Bank Loans.  Our banks have, to date, been willing to provide us working capital as needed.  Their willingness is supported by the cross-guarantees that we receive from our business associates, as described above.  We believe that the banks will continue to fund our operations, as needed.

For these reasons, we expect that our cash resources will be adequate to fund our operations for the next twelve months.  Our expectation could be frustrated, however, by any number of factors.  The primary risks to our liquidity are:

•
Possibility of Reduced Bank Credit.  We have no binding commitment from our creditor banks to continue our loans.  If the banks become unwilling to continue to afford us credit, it would be impossible for us to continue our operations.

•
Possibility of Elimination of Cross-Guarantees.  Our bank loans are supported by guarantees provided by business associates, whose debts we cross-guarantee.  If one or more of these business associates became unwilling or unable to guarantee our loans, the banks could reduce or eliminate our credit, which could render us unable to continue operations.

•	Possibility of Poor Operating Results. If the effect of the global recession were to reduce our sales revenue significantly, we could find ourselves lacking sufficient cash flow to sustain operations.

Other Exchange Act Filings

12.	Please revise your Forms 10-Q, as necessary, to comply with comments above on your Form 10-KSB.

Response to Comment 12

We will amend our Forms 10-Q for the quarter ended June 30, 2008 and the quarter ended September 30, 2008 to reflect the same revisions that we have proposed to make to our 10-Q for the quarter ended March 31, 2008.

Appendices.  The following financial statements follow this letter:

•	Restated balance sheets for the years ended December 31, 2007 and 2006;
•	Restated statement of stockholders’ equity for the years ended December 31, 2007 and 2006;
•	Restated balance sheet as of March 31, 2008; and
•	Restated statement of income for the three months ended March 31, 2008.

Sincerely,

                                                                                /s/ Wei Chenghui
Wei Chenghui
Chief Executive Officer

Appendix I. Restated balance sheets for the years ended December 31, 2007 and 2006

CHINA STATIONERY AND OFFICE SUPPLY, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS
	2007	2006
	(As Restated)	(As Restated)
Current Assets:
Cash and Cash Equivalent	$5,526,373	$1,675,982
Accounts Receivable-net	2,691,125	5,149,005
Inventory	5,010,751	6,164,874
Advance to Suppliers	2,174,885	3,615,824
Other Receivable	2,438,502	276,124
Employee Travel Advances	27,257	186,793
Prepaid expense	998,349	576,563
Total Current Assets	18,867,242	17,645,165

Long-term Investment	68,400	-
Property, Plant & Equipment, net	7,799,530	7,410,514
Intangible Asset, net	1,295,986	1,060,106
Other Assets	20,073	50,946

Total Assets	$28,051,231	$26,166,731

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts Payable	$5,079,288	$4,991,122
Notes payable	4,391,312	804,583
Short-term Bank Loans	12,038,488	13,845,600
Advanced from Customers	2,143,862	992,965
Total Current Liabilities	23,652,950	20,634,270

Long-Term Liabilities:	-	-
Total Liabilities	23,652,950	20,634,270

Minority Interest in Consolidated Subsidiary	451,823	513,460

Stockholders' Equity:
Preferred Stock- $.001 par value, 2,000,000 shares authorized and
500,000 shares issued and outstanding	0	0
Common Stock, stated value $.001, 50,000,000 authorized
11,987,427 shares issued and outstanding	11,987	11,987
Additional Paid in Capital	1,198,013	1,198,013
Retained Earnings	882,225	2,669,739
Statutory Reserve	590,380	590,380
Accumulated Other Comprehensive Income	1,263,853	548,882
Total Stockholders' Equity	3,946,458	5,019,001

Total Liabilities and Stockholders' Equity	$28,051,231	$26,166,731

Appendix II. Restated statement of stockholders’ equity for the years ended December 31, 2007 and 2006

CHINA STATIONERY AND OFFICE SUPPLY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(AS RESTATED)
				Common Stock Stated		Additional			Accumulated Other	Total
	Contributed	Prefered Stock		Value $.001		Paid in	Statutory	Retained	Comprehensive	Stockholders'
	Capital	Shares	Amount	Shares	Amount	Capital	Reserve	Earnings	Income	Equity
Balance December 31, 2005	$1,210,000	-	$-	-	$-	$-	$551,849	$2,322,958	$60,525	$4,145,332

Effect of Merger and Recapitalization	(1,210,000)	500,000	500.00	16,729,015	16,729	1,192,771	-	-	-	-
Effect of 5:32 Reverse Stock Split				(14,116,588)	(14,117)	14,117	-	-	-	-
Conversion of Preferred Stock		(500,000)	(500.00)	9,375,000	9,375	(8,875)		-	-
Net Income	-	-	-	-	-	-	-	385,312	-	385,312
Allocation of Statutory Reserve	-	-	-	-	-	-	38,531	(38,531)	-	-
Other Comprehensive Income									488,357	488,357

Balance December 31, 2006	$-	-	$-	11,987,427	$11,987	$1,198,013	$590,380	$2,669,739	$548,882	$5,019,001

Net Loss	-	-	-	-	-	-	-	(1,787,514)	-	(1,787,514)
Allocation of Statutory Reserve										-
Other Comprehensive Income	-	-	-	-	-	-	-	-	714,971	714,971
									-	-
Balance- December 31, 2007	$-	-	$-	11,987,427	$11,987	$1,198,013	$590,380	$882,225	$1,263,853	$3,946,458

Appendix III. Restated balance sheets for the three months ended March 31, 2008

CHINA STATIONERY AND OFFICE SUPPLY, INC.
CONSOLIDATED BALANCE SHEETS
FOR THE THREE MONTHS PERIOD ENDED MARCH 31,

ASSETS
	2008	2007
	(As Restated)	(As Restated)
Current Assets:
Cash and Cash Equivalent	$1,884,079	$5,526,373
Accounts Receivable-net	5,649,577	2,691,125
Inventory	5,668,146	5,010,751
Advance to Suppliers	5,041,204	2,174,885
Other Assets	588,222	2,438,502
Employee Travel Advances	-	27,257
Due from Employees	192,539	-
Prepaid expense	989,113	998,349
Total Current Assets	20,012,881	18,867,242

Long-term Investment	-	68,400
Property, Plant & Equipment, net	8,468,160	7,799,530
Intangible Asset, net	1,348,211	1,295,986
Other Assets	14,357	20,073

Total Assets	$29,843,609	$28,051,231

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts Payable	$3,946,248	$5,079,288
Notes payable	1,768,240	4,391,312
Short-term Bank Loans	16,399,000	12,038,488
Advanced from Customers	3,775,748	2,143,862
Total Current Liabilities	25,889,236	23,652,950

Long-Term Liabilities:	-	-
Total Liabilities	25,889,236	23,652,950

Minority in Consolidated Subsidiary	418,309	451,823

Stockholders' Equity:
Preferred Stock- $.001 par value, 2,000,000 shares authorized and
500,000 shares issued and outstanding	-	500
Common Stock, stated value $.0001, 50,000,000 authorized
11,987,427 shares issued and outstanding	11,987	11,987
Additional Paid in Capital	1,198,013	1,198,013
Retained Earnings	328,858	882,225
Statutory Reserve	590,380	590,380
Accumulated Other Comprehensive Income	1,406,826	1,263,853
Total Stockholders' Equity	3,536,064	3,946,458

Total Liabilities and Stockholders' Equity	$29,843,609	$28,051,231

Appendix IV. Restated statement of income for the three months ended March 31, 2008.

CHINA STATIONERY AND OFFICE SUPPLY, INC.
CONSOLIDATED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2008

	2008	2007
	(As Restated)
Net Sales	$3,190,241	$11,587,875
Cost of Goods Sold	3,024,964	10,264,390
Gross Profit	165,276	1,323,485

Operating Expenses:
Sales Expenses	156,714	602,042
General and Administrative Expenses	327,999	270,809
Total Operating Expenses	484,713	872,851

Income (loss) from Operations	(319,437)	450,634

Other Income /(Expenses):
Interest Expense	(265,134)	(276,627)
Government Subsidy Income
Non-operation (Income) Expense	(2,310)	(24,043)
Total other (Income)/Expneses	(267,444)	(300,670)

Income (Loss) from Continuing Operations	(586,881)	149,964
Minority Interest	33,514	-
Provision For State Income Taxes	-	-

Net Loss	(553,367)	149,964
Other Comprehensive Item:
Gain on Foreign Currency Translation	142,973	56,694

Net Comprehensive Income	$(410,394)	$206,658

Earnings per Common Share-basic and Diluted	(0.05)	0.03
Weighted Average Common shares-Basic and Diluted	11,987,427	11,987,427